Allego N.V. files Annual Report on Form 20-F for 2023
ARNHEM, Netherlands – May 16, 2024 – Allego N.V. (“Allego” or the “Company”) (NYSE: ALLG) announces that on May 16, 2024, it filed with the Securities and Exchange Commission its Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2023. The Company’s Annual Report on Form 20-F is available online at the Company’s website at www.allego.eu and also online at www.sec.gov.
Shareholders have the ability to receive a hard copy of the Company’s complete audited financial statements, free of charge, through an email request sent to investors@allego.eu.
About Allego
Allego is a leading electric vehicle charging solutions provider dedicated to accelerating the transition to electric mobility with 100% renewable energy. Allego has developed a comprehensive portfolio of innovative charging infrastructure and proprietary software, including Allamo and EV Cloud platforms. With a network of 35,000 charging points (and counting) spanning 16 countries, Allego delivers independent, reliable, and safe charging solutions, agnostic of vehicle model or network affiliation. Founded in 2013 and publicly listed on the NYSE in 2022, Allego now employs a team of over 200 people striving daily to make charging accessible, sustainable, and enjoyable for all.
For more information, please visit www.allego.eu.
Contacts:

Investors
investors@allego.eu
Media
press@allego.eu